EX-21 SUBSIDIARIES OF REGISTRANT

EXHIBIT 21

SUBSIDIARIES OF THE COMPANY

               The following is a list of subsidiaries of the Net 1 U.E.P.S Technologies, Inc. as the legal acquirer as of June 30, 2004, omitting some subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

NAME	WHERE ORGANIZED

Net 1 Applied Technologies South Africa Limited	Republic of South Africa

               The following is a list of subsidiaries of the Net 1 Applied Technologies South Africa Limited. as the accounting acquirer as of June 30, 2004, omitting some subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

NAME	WHERE ORGANIZED

Net 1 U.E.P.S. Technologies, Inc.	Florida, USA
Cash Paymaster Service (Pty) Ltd	Republic of South Africa
Net 1 Finance Holdings (Pty) Ltd	Republic of South Africa
Net 1 Southern Africa (Pty) Ltd	Republic of South Africa